UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C., 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:	001-10570

CUSIP Number:	055482103

(Check One):	☒ Form 10-K and Form 10-KSB	☐ Form 20-F	☐ Form 11-K
	☐ Form 10-Q and Form 10-QSB	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	September 30, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I — Registrant Information

BJ Services Company

Full Name of Registrant

N/A

Former Name if Applicable

5500 Northwest Central Drive

Address of Principal Executive Office (Street and Number)

Houston, Texas 77092

City, State and Zip Code

Part II — Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b) The subject annual report, semiannual report, transition report on Form 10-K or 10-KSB, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III—Narrative

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

As reported in the registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 14, 2004 (including the exhibits filed therewith), in connection with the preparation of the registrant’s annual report for the year ended September 30, 2004, in October 2004, the Company received a report from a whistle-blower alleging that its Asia Pacific Region Controller had misappropriated Company funds in fiscal 2001. The Company began an internal investigation during October, which is continuing. The Region Controller has admitted to multiple misappropriations totaling approximately $9.0 million during a 30 month period ended April 2002 and has repaid $9.0 million to the Company. His employment has been terminated. The misappropriated funds were recorded as an expense in the Consolidated Statement of Operations in prior periods and, therefore, no restatement is required.

As a result, the Company expects to record $9.0 million as Other Income in the Consolidated Condensed Statement of Operations for the quarter ending December 31, 2004. The Company has expanded the scope of its review in order to investigate whether additional funds were misappropriated or whether other inappropriate actions occurred. As the Company continues its investigation, further adjustments may be recorded in the Consolidated Statement of Operations, but are not believed to be material at this time.

During the course of the investigation, the Company received additional whistle-blower allegations that illegal payments to foreign officials were made in the Asia Pacific Region. The Audit Committee of the Board of Directors has engaged independent counsel to conduct a separate investigation to determine whether any such illegal payments were made. That investigation, which is also continuing, has found information indicating that illegal payments to government officials in the Asia Pacific Region aggregating in excess of $1.5 million may have been made over several years. As this investigation is ongoing, the Company has not yet evaluated related internal control issues.

In light of the status of the Audit Committee’s investigation, the Company concluded that it could not timely file its Form 10-K.

Part IV—Other Information

(1) Name and telephone number of person to contact in regard to this notification

Margaret B. Shannon, Vice President – General Counsel	(713) 462-4239
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒  Yes        ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes        ☐  No

If so: Please refer to the Company’s Current Report on Form 8-K, filed on November 2, 2004, that provides a comparison of the results for the fiscal years ending September 30, 2004 and September 30, 2003.

BJ Services Company

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

	By:	/s/ Margaret Shannon

Margaret Shannon
Vice President, General Counsel and Secretary
Date: December 14, 2004